Exhibit 99.116

mCloud to Host Virtual mCloud
Connect 2020 from September 21 to 23

Livestreamed event to spotlight how “tomorrow’s connected future begins today”
with panels and interactive discussions including a keynote by Jennifer Zhu Scott from the World Economic Forum, Founder of Radian Partners, and TED Speaker

VANCOUVER, July 8, 2020 – mCloud Technologies Corp. (TSX-V: MCLD) (OTCQB: MCLDF) ("mCloud" or the "Company"), a leading provider of asset management solutions combining IoT, cloud computing, artificial intelligence ("AI") and analytics, today announced that mCloud Connect 2020, the Company’s annual user conference, will be held from September 21 to 23, 2020 as a livestreamed virtual event.

mCloud Connect brings together industry, high-tech, and finance leaders to address the role that digital transformation and new connected technologies will play in operating assets and critical infrastructure in a post COVID-19 world. The event will feature a multi-track agenda, inviting attendees to participate in discussions with industry experts and the mCloud team in the areas of smart buildings, renewable energy, heavy industry, and healthcare.

The event will be headlined by a keynote from Jennifer Zhu Scott. Recognized as a global AI leader and researcher, Ms. Scott is the Founder of Radian Partners, a member of the World Economic Forum, one of the 2018 Forbes World’s Top 50 Women in Tech, and served as a consultant on HBO’s Silicon Valley.

Also returning to mCloud Connect this year is emcee Sarah Backhouse, the Executive Director of the finance, communications, and sustainability communities at World 50.

“mCloud Connect brings together many of the world’s foremost asset and infrastructure experts to tackle the most important issues facing businesses today,” said Dr. Barry Po, mCloud’s President, Connected Solutions and Chief Marketing Officer. “This event will be a fantastic chance to get insight into how technologies, including IoT, AI, and 3D digital twins, are set to make every business better, faster, and more resilient to the unexpected.”

Registration for mCloud Connect is free and available on the Company’s Web site at www.mcloudcorp.com/mcloud-connect.

About mCloud Technologies Corp.

mCloud is creating a more efficient future with the use of AI and analytics, curbing energy waste, maximizing energy production, and getting the most out of critical energy infrastructure. Through mCloud’s AI-powered AssetCare™ platform, mCloud offers complete asset management solutions in five distinct segments: commercial buildings, renewable energy, healthcare, heavy industry, and connected workers. IoT sensors bring data from connected assets into the cloud, where AI and analytics are applied to maximize their performance.

Headquartered in Vancouver, Canada with offices in twelve locations worldwide, the mCloud family includes an ecosystem of operating subsidiaries that deliver high-performance IoT, AI, 3D, and mobile capabilities to customers, all integrated into AssetCare. With over 100 blue-chip customers and more than 48,000 assets connected in thousands of locations worldwide, mCloud is changing the way energy assets are managed.

mCloud's common shares trade on the TSX Venture Exchange under the symbol MCLD and on the OTCQB under the symbol MCLDF. mCloud's convertible debentures trade on the TSX Venture Exchange under the symbol MCLD.DB. For more information, visit www.mcloudcorp.com.

SOURCE mCloud Technologies Corp.

For further information:

Craig MacPhail, NATIONAL Capital Markets, T: 416-586-1938, cmacphail@national.ca; Chantal Schutz, Chief Financial Officer, mCloud Technologies Corp., T: 604-669-9973